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                          March 17, 2021

       Todd C. Brady, M.D., Ph.D.
       Chief Executive Officer
       Aldeyra Therapeutics, Inc.
       131 Hartwell Avenue, Suite 320
       Lexington, MA 02421

                                                        Re: Aldeyra
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 11,
2021
                                                            File No. 333-254175

       Dear Dr. Brady:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Keith J. Scherer, Esq.